U.S. Securities and Exchange Commission
                             Washington, D.C. 20549

                                   Form 10-SB
                                Amendment No. 1

      General form for registration of securities of small business issuers
        Under Section 12(b) or (g) of the Securities Exchange Act of 1934


                               Power Fluids, Inc.
                 (Name of Small Business Issuer in its charter)

                                     Florida
         (State or other jurisdiction of incorporation or organization)

                                   Applied For
                      (I.R.S. Employer Identification No.)

            10125 W. Colonial Drive, Suite 212, Ocoee, Florida 34761
               (Address of principal executive offices) (Zip Code)

                                 (407) 822-3664
                           (Issuer's telephone number)

           Securities to be registered under Section 12(b) of the Act:
          Securities to be registered under Section 12(g) of the Act: X

             Title of each class to be so registered: Common Stock,
                           $0.001 par value per share

               Name of each exchange on which each class is to be
                                  registered:
                      National Quotation Bureau Pink Sheets


                                TABLE OF CONTENTS

Part I
Item 1.  Description of Business.............................................................................Page 3

Item 2.  Plan of Operation...................................................................................Page 4

Item 3.  Description of Property.............................................................................Page 6

Item 4.  Security Ownership of Certain Beneficial
         Owners and Management...............................................................................Page 7

Item 5.  Directors, Executive Officers, Promoters
         And Control Persons.................................................................................Page 7

Item 6.  Executive Compensation..............................................................................Page 8

Item 7.  Certain Relationships and Related Transactions......................................................Page 8

Item 8.  Description of Securities...........................................................................Page 9

Part II
Item 1.  Market Price of and Dividends on the Registrant's
         Common Equity and Other Shareholder Matters........................................................Page 10

Item 2.  Legal Proceedings..................................................................................Page 11

Item 3.  Changes in and Disagreements with Accountants......................................................Page 11

Item 4.  Recent Sales of Unregistered Securities............................................................Page 11

Item 5.  Indemnification of Directors and Officers..........................................................Page 12

Part F/S
Financial Statements........................................................................................Page 13

Part III
Item 1.  Index to Exhibits..................................................................................Page 14

Item 2.  Description of Exhibits............................................................................Page 14

Signatures................................................................................................. Page 15

Item 1. Description of Business.

Business Development.

We were incorporated in the State of Florida on August 19, 1997. We have not been involved in any bankruptcy, receivership or similar proceeding. We have not been involved in any material reclassification, merger consolidation, or purchase or sale of a significant amount of assets not in the ordinary course of business.

Business of Issuer.

We are a development stage company. Our activities have been limited to capital formation and corporate organizational matters. To date, we have conducted no business, research or developmental activities. We have never had or offered any specific products or services.

Upon our inception, we intended to develop and operate a lubricating processing plant; however, we were unsuccessful in raising sufficient funds or obtaining financing for to implement this business plan. Accordingly, in approximately April 2000, we reformulated our business plan to be a distributor of lubricating devices.

We have not developed any distribution methods for our products. We have no sources and availability of raw materials or principal suppliers. We have no agreements with suppliers, manufacturers, or distributors. Due to the developmental nature of our business, there is no assurance that we may not become dependent upon one or a few major customers; especially in the initial stages of our development. However, we have no intention of becoming dependent upon one or a few major customers.

Competition.

We will face competition from several fronts. Lubricating and pump technology manufacturers are highly competitive and often sell their products directly to the public or other industrial concerns. Many of the competitors have financial resources of hundreds of millions of dollars and revenue sources that continually fund research and development in the lubricating device area. These companies not only carry a diversified product line, but also a broad service network, thereby enhancing their reputation for customer service leading to repeat business. These companies also have the competitive advantage of being able to design and develop new and improved products, by maintaining strategically located parts distribution centers and by promoting the efforts of its sales force in the world market. Moreover, many of these companies have a worldwide presence, leading to an enhanced reputation as a "big player" in thee markets.

Intellectual Property.

We have no patents, trademarks, licenses, franchises, concessions, royalty agreements or labor contracts.

Government Regulation.

         Our operations will be subject to extensive and ever-changing federal, state and local laws and regulation by government agencies, such as the United States Occupational Safety and Health Administration ("OSHA"). We are subject to significant compliance burdens from this extensive regulatory framework that may substantially increase our operational costs. OSHA to ensure that devices are maintained and constructed in a safe manner regulates the lubrication device industry in the U.S..

Research and development

We have spent no time or money on research or development since our inception.

Environmental Compliance

We do not expect that we will incur any costs or be responsible for any environmental compliance because:

     o    We will act as a secondary distributor of lubricating devices
     o We will not act in the capacity of a manufacturer of lubricating devices
     o    Our business will not involve the emitting of environmental pollutants

Accordingly, we are not aware of any other environmental matters that would have a material impact on our future recurring costs, capital expenditures or mandated expenditures.

Employees.

We currently have only two employees. Our president and director, Lyle Meyers, will be responsible for implementing our proposed plan of operations and directing our operations. Our secretary and treasurer, Joseph Camillo, will be responsible for back office operations.

Item 2. Plan of Operation.

We plan to distribute lubricating devices that may be used for lubrication, maintenance, and cleaning purposes of various types of machinery and devices. These lubricating devices may be used in the following areas:

     o    Residential
     o    Chemical
     o    Commercial
     o    Pulp and Paper Industries
     o    General industry
     o    Sewage and Drainage Uses
     o    Oil Refining
     o    Gas Processing
     o    Agricultural Uses
     o    Irrigation Uses
     o    Power Generation

We now have no products that in inventory. Because we now have no distribution agreements, we do not any products that we are prepared to distribute. We will attempt to secure distribution agreements with lubricating device distributors or lubricating manufacturers. Initially, we may distribute lubricating devices on an order-by-order basis.

The products we will attempt to distribute either through a distribution agreement or on order-by-order bases are as follows:

Power Remote Grease Pump - A portable solenoid battery powered high-pressure pump designed to dispense lubricants for industrial usage. This device is compatible for grease poured into a 35-pound, 5, gallon pail, or a 120-pound, 16-gallon drum. The device has complete control for various grease fittings. This unit can be equipped with a hand control to lubricate multiple fittings on large mobile equipment when neither AC current nor compressed air is available. Typical users of this machine would include:

     o    Highway and Heavy Equipment Contractors
     o    Oil Lease Operators
     o    Drilling Contractors
     o    Steel Mills
     o    Paper Mills
     o    Creosoting Plants
     o    Brick Plants
     o    Lumber Mills
     o    Cement Plants
     o    Logging
     o    Excavating
     o    Mining
     o    Dredging
     o    Truck Fleet Operators

Deep Dunker Parts Cleaner - This device acts as a cleaner and is constructed for single use 55-gallon open-top drums, utilizing two fabricated extended baskets in the drums bottom and the other to nest parts in the upper portion. The unit includes an AC (or DC) powered pump to circulate cleaning fluids through control nozzle and free-flow nozzle. The cleaning fluids to be used in this cleaner consist of conventional solvents or specially bred bacteria in water. The bacteria devour the various debris.

Revitalizer Gun - This device dispenses lubricants to free up frozen grease lines and inoperative or frozen mechanisms often caused by solidified grease, contamination and/or dirty parts.

Blaster Gun - This device is used to clean clogged plumbing in older automated grease systems and is capable of pressures of up to 15,000 per square inch.

Electric Powered Lubricant Pump Packages - This device dispenses lubricants and is an electrical unit that can be used anywhere the appropriate electrical power source is available. It may be used in the field for mobile service work as well as fixed in plant applications. Because this unit does not require compressed air, it emits little noise. This pump is designed to operate directly from standard household current. These units offer delivery of grease to hose reels or automatic dispensing systems without the need for compressors and air lines. Standard configurations are for standard sizes such as 35 pound pails or 120 pound drums. This product is intended to conserve energy while providing needed lubrication.

Electric Power Remote Grease Kart - The Grease Kart offers:

     o    Mechanical reaction
     o    Elimination of  energy waste
     o    Permits less expensive and cleaner grease condition

Used in conjunction with a 35 pound pail or 120 pound drum of heavy-duty, multipurpose grease.

We may at a later date distribute lubricants and grease products; however, at this time we have no specific product line in this product area.

We will attempt to purchase these products at wholesale prices from LubeCon Systems, Inc. located in White Cloud, Michigan. We now have no distribution agreements with LubeCon Systems, Inc. or with any distributors or manufacturers of lubricating devices. Initially, we will seek relationships with manufactures or distributors that will furnish us with lubricating devices. There is no assurance that we will be able to secure distribution agreements or that we will be able to obtain distribution agreements on favorable terms to our operations. During our initial stages of development, we will complete orders only when we have correspondence orders for such products. If demand for our distributed products reaches a sufficient level, we will enter into more long-term agreements and/or arrangements with manufacturers.

We now have no source of revenues to fund our operations. We do not have any arrangements or proposed arrangements to finance our operations with any financial institutions or public offerings. We plan to initially fund our operations through capital contributions from our president.

Item 3. Description of Property.

We do not own or lease any real or personal property. We will utilize a 10,000 square foot facility owned by our president to distribute our products. The facility is located in 201 N. Webster Street, White Cloud, Michigan 49349. The facility is in excellent condition and does not require any capitol improvements. Our president and director own this facility; and are furnishing it to us at no charge. Office services will also be conducted from this location and will be provided without charge to us by our president. We have not occupied the facility premises to date but plan to occupy the facility in approximately September 2000. We do not intend upon leasing any other portion of the facility to any other business or person.

Item 4. Security Ownership of Certain Beneficial Owners and Management.

As of June 6, 2000, there were 4,050,500 shares of our common stock, $.001 par value outstanding. The following tabulates holdings of our shares by each person who, subject to the above, at the date of this registration, holds of record or is known by our management to own beneficially more than 5.0% of the common shares and, in addition, by all of our directors and officers individually and as a group. To the best of our knowledge, each named beneficial owner (1) has sole voting and investment power with respect to the shares set forth opposite his name.


Security Ownership of Beneficial Owners

----------------------- --------------------------------------- ---------------------- ---------------- --------------
    Title of Class                 Beneficial Owner              Amount of Ownership      Nature of      Percent of
                                                                                          Ownership         Class
----------------------- --------------------------------------- ---------------------- ---------------- --------------
Common Stock            Lyle G. Meyers                            4,000,000 Shares         Direct            99%
                        10125 West Colonial Drive
                        Suite 212
                        Ocoee, Florida 34761
----------------------- --------------------------------------- ---------------------- ---------------- --------------
Security Ownership of Management(2):
----------------------- --------------------------------------- ---------------------- ---------------- --------------
TOTAL                   Officers and Directors (1)                4,000,000 Shares         Direct            99%
----------------------- --------------------------------------- ---------------------- ---------------- --------------

(1) Pursuant to Rule 13-d-3 under the Securities Exchange Act of 1934, as amended, beneficial ownership of a security consists of sole or shared voting power (including the power to vote or direct the voting) and/or sole or shared investment power (including the power to dispose or direct the disposition) with respect to a security whether through a contract, arrangement, understanding, relationship or otherwise. Unless otherwise indicated, each person indicated above has sole power to vote, or dispose or direct the disposition of all shares beneficially owned. We are unaware of any shareholders whose voting rights would be affected by unity property laws.

(2) This table is based upon information obtained from our stock records. Unless otherwise indicated in the footnotes to the above tables and subject to community property laws where applicable, we believe that each shareholder named in the above table has sole or shared voting and investment power with respect to the shares indicated as beneficially owned.

Change of Control.

There are currently no arrangements that would result in a change of our control.

Item 5. Directors, Executive Officers, Promoters and Control Persons. Mr. L.G. Myers, 72 years of age, is our president and director. Mr. Myers has served as Director of the Company since our inception. His current term as Director expires, subject to re-election, on December 1, 2000. In 1976, Mr. Meyers formed LubeCon Systems, Inc., a private company in the business of conveyor lubrication by offering an integrated program of lubricants, lubrication application equipment and service. Mr. Meyers was responsible for directing the operations of Lube Con Systems for approximately 25 years. Mr. Meyers owned 35% of LubeCon Systems until he sold his interest in approximately February 1999 to Castrol Oil Company. Mr. Myers now holds no directorships in any reporting companies.

Mr. Joseph Camillo, 53 years of age, is our secretary and director. From 1991 to 1996, Mr. Camillo was employed as a registered representative with Kober Financial, a securities broker-dealer. From 1996 to present, Mr. Camillo has been a consultant to private and public corporations. Mr. Camillo has served as one or our Directors since inception. His current term as Director expires, subject to re-election, on December 1, 2000. Mr. Camillo was Secretary of Asphalt Paving International, Inc. from July 14, 1998 to present

Other than those mentioned above, we have no employees. We do not anticipate hiring any additional employees until our revenues or demand for our products reaches a sufficient level to mandate hiring additional employees. There are no family relationships among our officers, directors, or nominees for such positions. None of our directors, executive officers, promoters or control persons has been involved in any legal proceedings material to the evaluation of the ability or integrity of any of the aforementioned persons.

Item 6. Executive Compensation.

----------------------------------------- ------------------------------ ---------------------------------------------
Summary Compensation Chart                     Annual Compensation                  Long Term Compensation
----------------------------------------- ------------------------------ ---------------------------------------------
         Name & Position           Year    Salary    Bonus      Other       Restricted     Options    L/Tip   All
                                            ($)       ($)        ($)       Stock Awards      ($)       ($)     Other
---------------------------------- ------ --------- --------- ---------- ----------------- --------- -------- --------
L.G. Myers, President & Director   1998      0         0          0             0             0         0        0
                                   1999      0         0          0             0             0         0        0
---------------------------------- ------ --------- --------- ---------- ----------------- --------- -------- --------

Item 7. Certain Relationships and Related Transactions.

We have not and do not intend to enter into any transactions with our management or any nominees for such positions. We have not and do not intend to enter into any transactions with our beneficial owners. We are not a subsidiary of any parent company. We issued 4,000,000 shares of our common stock to Lyle G. Meyers, our founder, president and director for reimbursement of amounts paid by him for legal services incurred in our formation and for services performed in conjunction with the private placement of our common stock. The value assigned to the stock issued is based on the fair value of the legal services provided to us. (See Item 10. Recent Sales of Unregistered Securities). We have not entered into any transactions with any promoters.

Our president/director and treasurer/director are involved in other business activities and may, in the future, become involved in other business opportunities. Such business activities may conflict with our activities. We have not formulated a policy for the resolution of any such conflicts that may arise.

Item 8. Description of Securities.

Qualification.

The following statements constitute brief summaries of the material information in our Articles of Incorporation and Bylaws, as amended.

Common Stock.

Our Articles of Incorporation authorize us to issue up to 50,000,000 common shares, $.001 par value per common share. There are currently 4,050,500 shares of common stock outstanding. All outstanding common shares are legally issued, fully paid and non-assessable. We have no authorized or issued preferred shares.

Liquidation Rights.

Upon liquidation or dissolution, each outstanding common share will be entitled to share equally in our assets legally available for distribution to shareholders after the payment of all debts and other liabilities.

Dividend Rights.

There are no limitations or restrictions upon the rights of the Board of Directors to declare dividends, and we may pay dividends on our shares in cash, property, or our own shares, except when we are insolvent or when the payment thereof would render us insolvent subject to the provisions of the Florida Statutes. We have not paid dividends to date, and it is not anticipated that any dividends will be paid in the foreseeable future.

Voting Rights.

Holders of our common shares are entitled to cast one vote for each share held at all shareholders meetings for all purposes.

Other Rights.

Common shares are not redeemable, have no conversion rights and carry no preemptive or other rights to subscribe to or purchase additional common shares in the event of a subsequent offering.

There is no other material rights of the common or preferred shareholders not included herein. There is no provision in our charter or by-laws that would delay, defer or prevent a change in control of our Company. We have not issued debt securities.

                                     PART II

Item 1. Market Price of and Dividends on the Registrant's Common Equity and Other Shareholder Matters

On August 19, 1997, we were formed to operate a lubricating processing plant. On December 29, 1997, we filed a Form D with the Securities and Exchange Commission to fund our operations; however we only raised $10,300.

In March 20, 1998 we applied to get listed on the Over the Counter Bulletin Board. On May 28, 1998 we were approved for a listing on the Over the Counter Bulletin Board. During approximately the period from March to April 1999 our market makers dropped the listing of our common stock. As a result, we lost our listing on the bulletin board and the National Quotation Bureau's pink sheets.

On April 26, 2000, we were cleared for an unpriced quotation on the National Quotation Service's pink sheets. Other than involvement by our initial market maker, Solomon Gray Financial Corporation, of submitting our application for listing on the National Quotation Bureau pink sheets; we have had no market maker involvement in our securities. We have not had discussions or understandings with any market maker and do not plan to encourage and request any other parties to make a market in our common stock. There has been no bid or ask for our securities since they have been quoted on the bulletin board and the pink sheets. None of our common stock is subject to outstanding options or warrants to purchase our shares. We currently have no shares of preferred stock authorized or outstanding.

There are no shares of our common stock held by non-affiliates that are available to be sold pursuant to Rule 144 under the Securities Act without any volume limitations. There are 4,000,000 shares of our common stock held by Lyle Myers, our President. There is no common equity of our Company being offered subject to an employee benefit plan.

Blue Sky Considerations

We have no plans to sell our securities. Therefore, we now have no Blue Sky considerations.

Penny Stock Considerations.

Broker-dealer practices in connection with transactions in penny stocks are regulated by the penny stock rules adopted by the Securities and Exchange Commission. Penny stocks generally are equity securities with a price of less than $5.00. Penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document that provides information about penny stocks and the risks in the penny stock market. The broker-dealer also must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction, and monthly account statements showing the market value of each penny stock held in the customer's account. In addition, the penny stock rules generally require that prior to a transaction in a penny stock, the broker-dealer make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written agreement to the transaction.

These disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for a stock that becomes subject to the penny stock rules. Our shares will likely be subject to such penny stock rules and our shareholders will, in all likelihood, find it difficult to sell their securities.

No market exists for our securities and there is no assurance that a regular trading market will develop, or if developed, will be sustained. A shareholder in all likelihood, therefore, will not be able to resell the securities referred to herein should he or she desire to do so. Furthermore, it is unlikely that a lending institution will accept our securities as pledged collateral for loans unless a regular trading market develops. There are no plans, proposals, arrangements or understandings with any person with regard to the development of a trading market in any of our securities.

As of the date of this registration, we had 102 holders of record of our common stock. There is currently one class of common stock outstanding.

Item 2. Legal Proceedings.

We are not a party to any pending legal proceeding and are not aware of any contemplated legal proceeding by a governmental authority or any other person or entity involving our Company.

Item 3. Changes in and Disagreements with Accountants.

During the two most recent fiscal years and the subsequent interim period, we have had no disagreement, resignation or dismissal of our principal independent accountant. Our principal accountant has been James E. Scheifley and Associates, Certified Public Accountants.

Item 4. Recent Sales of Unregistered Securities.

On August 21, 1997, we issued 4,000,000 shares of our common stock to our president, Lyle Myers, for reimbursement of amounts paid by him for legal services incurred in our formation and for services performed in conjunction with the completion of a private placement of our common stock. The value assigned to the stock is based on the fair market of the legal services provided to us.

During January and February 1998, we sold 50,500 shares of our common stock to a limited group of investors for total cash of $10,100. These securities were issued under an exemption from registration provided by Regulation D. Mr. Myers had a prior relationship with each of our shareholders. In addition, each investor had the knowledge and experience in financial and business matters to evaluate the merits and risks of this prospective investment and therefore was either accredited or sufficiently sophisticated to undertake such an investment. Further, securities were not offered or sold to more than thirty-five unaccredited investors

The securities we issued to our president were issued under the exemption from registration provided by Section 4(2) of the Act, as amended. We believed this exemption was available because these issuances were transactions not involving a public offering. We have never utilized an underwriter for an offering of our securities. Other than the securities mentioned above, we have not issued or sold any securities.

Item 5. Indemnification of Directors and Officers.

Our Articles of Incorporation provide that we shall have the power, in our by-laws or in any resolution of our stockholders or directors, to undertake to indemnify our officers and directors against any contingency or peril as may be determined to be in our best interests, and in conjunction therewith, to procure, at our expense, policies of insurance.

At this time, no statute or provision of the by-laws, any contract or other arrangement provides for insurance or indemnification of a controlling person, director or officer of our Company, which would affect his or her liability in that capacity.

Part F/S


Changes in and Disagreements with Accountants on Accounting and Financial Disclosure The accounting firm of James E. Scheifley and Associates, P.C., Certified Public Accountants, audited our financial statements. Since inception we have had no changes in or disagreements with our accountants.



PART III
                                INDEX TO EXHIBITS

------------- ------------------------------------------------------------------
Exhibit       Description
------------- ------------------------------------------------------------------
3.1           Articles of Incorporation*
------------- ------------------------------------------------------------------
3.2           Bylaws*
------------- ------------------------------------------------------------------
4             Share Certificate Specimen (To be Filed by Amendment)
------------- ------------------------------------------------------------------
27            Financial Data Schedule**
------------- ------------------------------------------------------------------

* Previously filed.
** Filed herewith.

         In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                 POWER FLUIDS INC.

                                                 Date: July 7, 2000

                                                 By: /s/ L. G. Meyers
                                                     -----------------
                                                     President

                               Power Fluids, Inc.
                          (A Development Stage Company)
                                  Balance Sheet
                                 March 31, 2000
                                   (Unaudited)


                              ASSETS
                              ------


                                                                       March 31,
Current assets:                                                          2000
                                                                         ----

  Cash                                                                 $     47
                                                                       --------
      Total current assets                                                   47

Organization costs                                                           96
                                                                       --------
                                                                       $    143
                                                                       ========


                LIABILITIES AND STOCKHOLDERS' EQUITY
                ------------------------------------

Current liabilities:
      Total current liabilities                                        $     --

Commitments and contingencies

Stockholders' equity:
 Common stock, $.001 par value,
  50,000,000 shares authorized, 4,050,500 shares
  issued and outstanding                                                  4,050
 Additional paid-in capital                                               8,850
 (Deficit) accumulated during
  development stage                                                     (12,757)
                                                                       --------
                                                                            143
                                                                       --------
                                                                       $    143
                                                                       ========




                 See accompanying notes to financial statements.

                               Power Fluids, Inc.
                          (A Development Stage Company)
                            Statements of Operations
                  Nine Months Ended March 31, 2000 and 1999 and
        For the Period From Inception (August 19, 1997) to March 31, 2000
                                   (Unaudited)

                                                                       Nine Months               Nine Months               Inception
                                                                          Ended                     Ended                      To
                                                                        March 31,                 March 31,                March 31,
                                                                           2000                     1999                      2000
                                                                           ----                     ----                      ----

Operating expenses                                                              522                     385                  12,757
                                                                        -----------             -----------             -----------

Net (loss)                                                              $      (522)            $      (385)            $   (12,757)
                                                                        ===========             ===========             ===========



Per share information:
 Basic (loss) per common share                                          $     (0.00)            $     (0.00)            $     (0.00)
                                                                        ===========             ===========             ===========

 Weighted average shares outstanding                                      4,050,500               4,050,000               4,038,815
                                                                        ===========             ===========             ===========






                 See accompanying notes to financial statements.

                               Power Fluids, Inc.
                          (A Development Stage Company)
                  Statement of Changes in Stockholders' Equity
        For the Period From Inception (August 19, 1997) to March 31, 2000

                                                                                                           Deficit
                                                                                         Additional      Accumulated
                                                              Common         Stock        Paid -in       During Develop-
                                   ACTIVITY                   Shares         Amount        Capital         ment Stage       Total
                                                              ------         ------        -------         ---------        -----
Balance at inception                                              --      $       --      $       --     $       --      $       --

Shares issued to officer
 for reimbursement of expenses
 September @ $.00257                                       4,000,000           4,000           6,291                         10,291

Shares issued for cash by private placement:
  January @ $.20                                              38,000              38           7,562                          7,600
  February @ $.20                                             12,500              12           2,488                          2,500
Less expenses of offering                                                                    (10,141)                       (10,141)

Net (loss) for the period
 ended June 30, 1998                                              --              --              --         (9,995)         (9,995)
                                                           --------      ----------      ----------     ----------      ----------

 Balance, June 30, 1998                                    4,050,500           4,050           6,200         (9,995)            255

 Contribution of capital by officer                                                            2,100                          2,100

Net (loss) for the period
 ended June 30, 1999                                              --              --              --         (2,240)         (2,240)
                                                           ---------      ----------      ----------     ----------      ----------
 Balance, June 30, 1999                                    4,050,500           4,050           8,300        (12,235)            115

The following information is unaudited

 Contribution of capital by officer                                                              550                            550

Net (loss) for the period
 ended March 31, 2000                                             --              --              --           (522)           (522)
                                                           ---------      ----------      ----------     ----------      ----------
 Balance, March 31, 2000                                   4,050,500      $    4,050      $    8,850     $  (12,757)     $      143
                                                           =========      ==========      ==========     ==========      ==========


                 See accompanying notes to financial statements.

                               Power Fluids, Inc.
                          (A Development Stage Company)
                            Statements of Cash Flows
                  Nine Months Ended March 31, 2000 and 1999 and
        For the Period From Inception (August 19, 1997) to March 31, 2000
                                   (Unaudited)

                                                                                  Nine Months         Nine Months          Inception
                                                                                     Ended              Ended                To
                                                                                    March 31,          March 31,           March 31,
                                                                                      2000               1999                2000
                                                                                   --------            --------            --------
Net income (loss)                                                                  $   (522)           $   (385)           $(12,757)
  Adjustments to reconcile net income (loss) to net
   cash provided by (used in) operating activities:
   Expenses paid by officer as capital contribution                                     450                 385               2,550
   Amortization                                                                          24                  --                  54
Change in assets and liabilities:
   (Decrease) in cash overdraft                                                          (5)                 --                  --
                                                                                   --------            --------            --------
Total adjustments                                                                       469                 385               2,604
  Net cash (used in)
   operating activities                                                                 (53)                 --             (10,153)


Cash flows from financing activities:
   Cash contributed by officer                                                          100                  --                 100
   Common stock sold for cash                                                            --                  --              10,100
                                                                                   --------            --------            --------
  Net cash provided by (used in)
   financing activities                                                                 100                  --              10,200
                                                                                   --------            --------            --------

Increase (decrease) in cash                                                              47                  --                  47
Cash and cash equivalents,
 beginning of period                                                                     --                  --                  --
                                                                                   --------            --------            --------
Cash and cash equivalents,
 end of period                                                                     $     47            $     --            $     47
                                                                                   ========            ========            ========






                 See accompanying notes to financial statements.

Power Fluids, Inc.
Notes to Financial Statements

Basis of presentation

The accompanying unaudited financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information and with the instructions incorporated in Regulation 10-SB of the Securities and Exchange Commission. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring adjustments and accruals) considered necessary for a fair presentation have been included.

The results of operations for the periods presented are not necessarily indicative of the results to be expected for the full year. The accompanying financial statements should be read in conjunction with the Company's financial statements for the year ended June 30, 1999.

Basic loss per share was computed using the weighted average number of common shares outstanding.

During the nine months ended March 31, 2000, an officer of the Company contributed an aggregate of $450 to the Company for management services and office expenses. This amount has been accounted for as a contribution of capital to the Company. Additionally, the officer advanced the Company $100 in cash as an additional capital contribution.

INDEPENDENT AUDITOR'S REPORT



Board of Directors and Shareholders
Power Fluids, Inc.


We have audited the balance sheet of Power Fluids, Inc. as of June 30, 1999 and the related statements of operations, changes in stockholders' equity, and cash flows for the years ended June 30, 1999 and 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above, present fairly, in all material respects, the financial position Power Fluids, Inc. as of June 30, 1999 and the results of its operations and cash flows for the years ended June 30, 1999 and 1998, in conformity with generally accepted accounting principles.




                               James E. Scheifley & Associates, P.C.
                               Certified Public Accountants

Denver, Colorado
November 16, 1999


                               Power Fluids, Inc.
                          (A Development Stage Company)
                                  Balance Sheet
                                  June 30, 1999

                               ASSETS
                               ------                  June 30,
Current assets:                                          1999
                                                       --------
  Cash                                                 $     --
                                                       --------
      Total current assets                                   --

Organization costs                                          120
                                                       --------
                                                       $    120
                                                       ========


                LIABILITIES AND STOCKHOLDERS' EQUITY
                ------------------------------------
Current liabilities:
  Cash overdraft                                       $      5
                                                       --------
      Total current liabilities                               5

Commitments and contingencies

Stockholders' equity:
 Common stock, $.001 par value,
  50,000,000 shares authorized, 4,050,500 shares
  issued and outstanding                                  4,050
 Additional paid-in capital                               8,300
 (Deficit) accumulated during
  development stage                                     (12,235)
                                                       --------
                                                            115
                                                       --------
                                                       $    120
                                                       ========


                 See accompanying notes to financial statements.


                               Power Fluids, Inc.
                          (A Development Stage Company)
                            Statements of Operations
                     Years Ended June 30, 1999 and 1998 and
        For the Period From Inception (August 19, 1997) to June 30, 1999


                                       Year Ended      Year Ended     Inception
                                         Ended            Ended           To
                                        June 30,        June 30,       June 30,
                                          1999            1998           1999
                                          -----           -----          ----
Operating expenses                           2,240          9,995         12,235
                                       -----------    -----------    -----------

Net (loss)                             $    (2,240)   $    (9,995)   $   (12,235)
                                       ===========    ===========    ===========

Per share information:
 Basic (loss) per common share         $     (0.00)   $     (0.00)   $     (0.00)
                                       ===========    ===========    ===========

 Weighted average shares outstanding     4,050,500      4,024,208      4,037,354
                                       ===========    ===========    ===========

                 See accompanying notes to financial statements.


                               Power Fluids, Inc.
                          (A Development Stage Company)
                  Statement of Changes in Stockholders' Equity
        For the Period From Inception (August 19, 1997) to June 30, 1999

                                                                                              Deficit
                                                                              Additional    Accumulated
                                                   Common         Stock        Paid -in   During Develop-
                   ACTIVITY                        Shares         Amount       Capital      ment Stage       Total
                                                   ------         ------      ----------  --------------     -----
Balance at inception                                     --    $       --    $       --   $       --    $       --

Shares issued to officer
 for reimbursement of expenses
 September @ $.00257                              4,000,000         4,000         6,291                     10,291

Shares issued for cash by private placement:
  January @ $.20                                     38,000            38         7,562                      7,600
  February @ $.20                                    12,500            12         2,488                      2,500
Less expenses of offering                                                       (10,141)                   (10,141)

Net (loss) for the period
 ended June 30, 1998                                     --            --            --       (9,995)       (9,995)
                                                 ----------    ----------    ----------   ----------    ----------

 Balance, June 30, 1998                           4,050,500         4,050         6,200       (9,995)          255

 Contribution of capital by officer                                               2,100                      2,100

Net (loss) for the period
 ended June 30, 1999                                     --            --            --       (2,240)       (2,240)
                                                 ----------    ----------    ----------   ----------    ----------

 Balance, June 30, 1999                           4,050,500    $    4,050    $    8,300   $  (12,235)   $      115
                                                 ==========    ==========    ==========   ==========    ==========



                               Power Fluids, Inc.
                          (A Development Stage Company)
                            Statements of Cash Flows
                     Years Ended June 30, 1999 and 1998 and
        For the Period From Inception (August 19, 1997) to June 30, 1999


                                                                               Year Ended   Year Ended   Inception
                                                                                  Ended        Ended        To
                                                                                June 30,     June 30,    June 30,
                                                                                  1999         1998        1999
                                                                                  -----        -----       ----
Net income (loss)                                                                $ (2,240)   $ (9,995)   $(12,235)
  Adjustments to reconcile net income (loss) to net
   cash provided by (used in) operating activities:
   Expenses paid by officer as capital contribution                                 2,100          --       2,100
   Amortization                                                                        30          --          30
Change in assets and liabilities:
   Increase in cash overdraft                                                           5                       5
                                                                                 --------    --------    --------
Total adjustments                                                                   2,135          --       2,135
  Net cash (used in)
   operating activities                                                              (105)     (9,995)    (10,100)




Cash flows from financing activities:
   Common stock sold for cash                                                          --      10,100      10,100
                                                                                 --------    --------    --------
  Net cash provided by (used in)
   financing activities                                                                --      10,100      10,100
                                                                                 --------    --------    --------

Increase (decrease) in cash                                                          (105)        105          --
Cash and cash equivalents,
 beginning of period                                                                  105          --          --
                                                                                 --------    --------    --------
Cash and cash equivalents,
 end of period                                                                   $     --    $    105    $     --
                                                                                 ========    ========    ========

                 See accompanying notes to financial statements.



                               Power Fluids, Inc.
                          (A Development Stage Company)
                            Statements of Cash Flows
                     Years Ended June 30, 1999 and 1998 and
        For the Period From Inception (August 19, 1997) to June 30, 1999


                                                    Year Ended            Year Ended             Inception
                                                      Ended                  Ended                  To
                                                     June 30,              June 30,              June 30,
                                                       1999                  1998                  1999
                                                       -----                 -----                 ----
Supplemental cash flow information:
   Cash paid for interest                              $ -                   $ -                   $ -
   Cash paid for income taxes                          $ -                   $ -                   $ -










                 See accompanying notes to financial statements.

Power Fluids, Inc.
Notes to Financial Statements
June 30, 1999


Note 1. Organization and Summary of Significant Accounting Policies.
        ------------------------------------------------------------

The Company was incorporated in Florida on August 19, 1997. The Company is in its development stage and to date its activities have been limited to organization and capital formation.

     Loss per share:
Basic Earnings per Share ("EPS") is computed by dividing net income available to common stockholders by the weighted average number of common stock shares outstanding during the year. Diluted EPS is computed by dividing net income available to common stockholders by the weighted-average number of common stock shares outstanding during the year plus potential dilutive instruments such as stock options and warrants. The effect of stock options on diluted EPS is determined through the application of the treasury stock method, whereby proceeds received by the Company based on assumed exercises are hypothetically used to repurchase the Company's common stock at the average market price during the period. Loss per share is unchanged on a diluted basis since the Company has no potentially dilutive securities outstanding.

     Intangible Assets:
The Company makes reviews for the impairment of long-lived assets and certain identifiable intangibles whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Under SFAS No. 121, an impairment loss would be recognized when estimated future cash flows expected to result from the use of the asset and its eventual disposition is less than its carrying amount. No such impairment losses have been identified by the Company to date.

      Cash:
For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

     Estimates:
The preparation of the Company's financial statements requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from these estimates

     Fair value of financial instruments
The Company's short-term financial instruments consist of cash and cash equivalents and accounts payable. The carrying amounts of these financial instruments approximates fair value because of their short-term maturities. Financial instruments that potentially subject the Company to a concentration of credit risk consist principally of cash. During the year the Company did not maintain cash deposits at financial institutions in excess of the $100,000 limit covered by the Federal Deposit Insurance Corporation. The Company does not hold or issue financial instruments for trading purposes nor does it hold or issue interest rate or leveraged derivative financial instruments

     Stock-based Compensation
The Company adopted Statement of Financial Accounting Standard No. 123 (FAS
123), Accounting for Stock-Based Compensation beginning with the Company's first quarter of 1996. Upon adoption of FAS 123, the Company continued to measure compensation expense for its stock-based employee compensation plans using the intrinsic value method prescribed by APB No. 25, Accounting for Stock Issued to Employees. The Company did not pay any stock based compensation during any period presented.

New Accounting Pronouncements
SFAS No. 130, "Reporting Comprehensive Income", establishes guidelines for all items that are to be recognized under accounting standards as components of comprehensive income to be reported in the financial statements. The statement is effective for all periods beginning after December 15, 1997 and reclassification financial statements for earlier periods will be required for comparative purposes. To date, the Company has not engaged in transactions which would result in any significant difference between its reported net loss and comprehensive net loss as defined in the statement.

In March 1998, the American Institute of Certified Public Accountants issued Statement of Position 98-1, Accounting for the Costs of Computer Software Developed or Obtained for Internal Use ("SOP 98-1"). SOP 98-1 provides authoritative guidance on when internal-use software costs should be capitalized and when these costs should be expensed as incurred.

Effective in 1998, the Company adopted SOP 98-1, however the Company has not incurred costs to date that would require evaluation in accordance with the SOP.

Effective December 31, 1998, the Company adopted SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information ("SFAS 131"). SFAS 131 superseded SFAS No. 14, Financial Reporting for Segments of a Business Enterprise. SFAS 131 establishes standards for the way that public business enterprises report information about operating segments in annual financial statements and requires that those enterprises report selected information about operating segments in interim financial reports. SFAS 131 also establishes standards for related disclosures about products and services, geographic areas, and major customers.

The adoption of SFAS 131 did not affect results of operations or financial position. To date, the Company has not operated in any business activity.

Effective December 31, 1998, the Company adopted the provisions of SFAS No. 132, Employers' Disclosures about Pensions and Other Post-retirement Benefits ("SFAS 132"). SFAS 132 supersedes the disclosure requirements in SFAS No. 87, Employers' Accounting for Pensions, and SFAS No. 106, Employers' Accounting for Post-retirement Benefits Other Than Pensions. The overall objective of SFAS 132 is to improve and standardize disclosures about pensions and other post-retirement benefits and to make the required information more understandable. The adoption of SFAS 132 did not affect results of operations or financial position.

The Company has not initiated benefit plans to date which would require disclosure under the statement.

In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities ("SFAS 133"), which is required to be adopted in years beginning after June 15, 1999. SFAS 133 will require the Company to recognize all derivatives on the balance sheet at fair value. Derivatives that are not hedges must be adjusted to fair value through income. If the derivative is a hedge, depending on the nature of the hedge, changes in the fair value of derivatives will either be offset against the change in fair value of hedged assets, liabilities, or firm commitments through earnings or recognized in other comprehensive income until the hedged item is recognized in earnings. The ineffective portion of a derivative's change in fair value will be immediately recognized in earnings. The Company has not yet determined what the effect of SFAS 133 will be on earnings and the financial position of the Company, however it believes that it has not to date engaged in significant transactions encompassed by the statement.


Note 2. STOCKHOLDERS' EQUITY

The Company issued 4,000,000 shares of common stock to an officer of the Company for reimbursement of amounts paid by the officer for legal services incurred in the formation of the Company and for services performed in conjunction with the completion of a private placement of the Company's common stock. The value assigned to the stock issued is based on the fair value of the legal services provided to the Company.

During January and February 1998 the Company sold 50,500 shares of its common stock to a limited group of investors for cash aggregating $10,100.

Note 3. INCOME TAXES

Deferred income taxes may arise from temporary differences resulting from income and expense items reported for financial accounting and tax purposes in different periods. Deferred taxes are classified as current or non-current, depending on the classifications of the assets and liabilities to which they relate. Deferred taxes arising from temporary differences that are not related to an asset or liability are classified as current or non-current depending on the periods in which the temporary differences are expected to reverse. The deferred tax asset related to the operating loss carryforward has been fully reserved.

The Company has not provided current or deferred income taxes for the period presented due to a loss from operations.

The Company currently has a net operating loss carryforward aggregating approximately $12,000 that expires beginning in the year 2013. The tax benefit of the loss, estimated to be approximately $1,800, has been fully reserved as its realization in future periods is not assured as it is more likely than not that future earnings will not be available to utilize the loss carryforward.


Note 3. Related Party Transactions.

The Company neither owns nor leases any real or personal property. Office services are provided without charge by an officer of the Company and certain expenses of the Company have been paid for by the officer. Such costs and the fair value of the services provided to the Company for the period ended June 30, 1999 amounted to an aggregate of $2,100 and has been accounted for as a capital contribution by the Company. The officers and directors of the Company are involved in other business activities and may become involved in other business activities in the future. Such business activities may conflict with the activities of the Company. The Company has not formulated a policy for the resolution of any such conflicts that may arise.

To date, the Company has engaged in no significant operations and has minimal expected operating costs forecasted for its next fiscal year. The Company's officers plan to continue the support the limited operations of the Company as needed.


                                INDEX TO EXHIBITS

------------- ------------------------------------------------------------------
Exhibit       Description
------------- ------------------------------------------------------------------
3.1           Articles of Incorporation*
------------- ------------------------------------------------------------------
3.2           Bylaws*
------------- ------------------------------------------------------------------
4             Share Certificate Specimen (To be Filed by Amendment)
------------- ------------------------------------------------------------------
27            Financial Data Schedule**
------------- ------------------------------------------------------------------

* Previously filed.
** Filed herewith.